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Exhibit

Exhibit            Description

99.1	Announcement on 2017/04/13: To announce the differences for 2016 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.

Exhibit 99.1

To announce the differences for 2016 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2017/04/13
2. Of which year/ quarter financial report required to be adjusted: 2016/Q4
3. Accounting principles applied (domestic listing securities): International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)
4. Inconsistent items/ amounts (domestic listing securities): Net income attributable to the stockholders of the parent of NT$8,315,660 thousand, basic earnings per share of NT$0.68 and diluted earnings per share of NT$0.63, total assets of NT$386,655,182 thousand, total liabilities of NT$167,913,558 thousand, and equity attributable to the parent company of NT$216,579,895 thousand.
5. Accounting principles applied (securities issued overseas): International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB)
6. Inconsistent items/ amounts (securities issued overseas): Net income attributable to the stockholders of the parent of NT$8,621,147 thousand, basic earnings per share of NT$0.71 and diluted earnings per share of NT$0.67, total assets of NT$384,226,715 thousand, total liabilities of NT$169,280,341 thousand, and equity attributable to the parent company of NT$212,784,645 thousand.
7. Cause of the inconsistency: The differences between the Company’s 2016 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of 10% tax on unappropriated earnings and the accounting treatment of treasury stock.
8. Any other matters that need to be specified: For more details, please refer to the 2016 Form 20-F we filed with the U.S. SEC.